Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant To Rule 13a-16 or 15d-16
of The
Securities Exchange Act of 1934

For the month of July 2002 Commission File Number 1-12090

GRUPO RADIO CENTRO, S.A. de C.V.

(Translation of Registrant's name into English)

Constituyentes 1154, Piso 7
Col. Lomas Altas, México D.F. 11954
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F X Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes _ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-__.)

GRUPO RADIO CENTRO

Earnings Release

IR Contacts:

In Mexico:
Pedro Beltrán / Alfredo Azpeitia
Grupo Radio Centro, S.A. de C.V.
Tel: 5255-57-28-48 81 or
5255-57 28-49-11

In New York
Maria Barona
Blanca Hirani
i-advize Corporate
Communications, Inc.
Tel: (212) 406-3690
Email: grc@i-advize.com

RC Listed NYSE

For Immediate Release

July 18, 2002

GRUPO RADIO CENTRO ANNOUNCES SECOND QUARTER AND FIRST HALF RESULTS FOR 2002

Mexico City, July 18, 2002 - Grupo Radio Centro, S.A. de C.V. (BMV: RCENTRO-CPO, NYSE: RC) (the "Company"), one of Mexico's leading radio broadcasting companies, today announced its results of operations for the second quarter and first half ended June 30, 2002. All figures were prepared in accordance with generally accepted accounting principles in Mexico and have been restated in constant pesos as of June 30, 2002.

Second Quarter Results

For the three months ended June 30, 2002, broadcasting revenue was Ps. 176,240,000, a 1.5% increase as compared to Ps. 173,621,000 reported during the same period of 2001. This increase in broadcasting revenue was mainly due to revenue from radio station XEN-AM during the second quarter of 2002 compared with the same period of 2001. The XEN-AM effectively began operations in August, 2001.

The Company's broadcasting expenses (excluding depreciation, amortization and corporate, general and administrative expenses) for the three months ended June 30, 2002 were Ps. 127,344,000, an increase of 13.5% as compared to Ps. 112,212,000 reported for the same period of 2001. This increase is primarily attributable to an increase in expenses related to the operation of XEN-AM.

Broadcasting income (i.e., broadcasting revenue minus broadcasting expenses, excluding depreciation, amortization and corporate, general and administrative expenses) for the three months ended June 30, 2002 was Ps. 48,896,000, a decrease of 20.4% as compared to Ps. 61,410,000 reported for the same period of 2001, mainly as a result of the increase in broadcasting expenses.

Depreciation and amortization for the second quarter of 2002 amounted to Ps. 23,480,000, as compared to Ps. 24,002,000 reported for the same period of 2001.

The Company's corporate, general and administrative expenses for the three months ended June 30, 2002 were Ps. 11,688,000, compared to Ps. 11,126,000 reported for the same period of 2001.

The Company's operating income for the second quarter of 2002 was Ps. 13,728,000, a decrease of 47.8% as compared to Ps. 26,282,000 reported for the same period of 2001. This decrease resulted from the decrease in broadcasting income.

For the second quarter of 2002, the Company reported EBITDA (operating income before deducting depreciation and amortization) of Ps. 37,208,000, representing a decrease of 26.0% as compared with EBITDA of Ps. 50,283,000 reported for the same period of 2001. This decrease in EBITDA is attributable to the decrease in operating income during the second quarter of 2002 as compared to the second quarter of 2001.

The Company's comprehensive financing cost for the second quarter of 2002 was Ps. 39,367,000, compared to comprehensive financing income of Ps. 12,901,000 reported for the same period in 2001. This increase is primarily attributable to a foreign exchange loss, net, of Ps. 36,023,000 during the second quarter of 2002, compared to a foreign exchange gain, net, of Ps. 20,201,000 in the second quarter of 2001. Such variation resulted from the effect on the Company's net U.S. dollar-denominated liabilities of the weakening of the Mexican peso against the U.S. dollar in the second quarter of 2002. This unfavorable variation was partially offset by a reduction in interest expense incurred by the Company under its U.S. dollar-denominated bank loans as a result of a reduction in the principal amounts outstanding and a decrease in interest rates applicable to such loans in the second quarter of 2002 as compared with the same period of 2001.

Other expenses, net, for the three months ended June 30, 2002 were Ps. 14,652,000, as compared to Ps. 16,082,000 reported for the same period of 2001. This 8.9% decrease is primarily attributable to lower expenses of the Company's Internet-related subsidiary, *To2*.

For the second quarter of 2002, the Company's loss before provisions for income tax and employees' profit sharing was Ps. 40,291,000, as compared to income of Ps. 23,100,000 reported for the same period in 2001. As a result of the loss recorded for the second quarter of 2002, the Company made no provision for income tax and employees' profit sharing as compared to the Ps. 2,024,000 provision for the same period of 2001.

As a result of the foregoing, the Company reported a net loss for the second quarter of 2002 of Ps. 40,291,000, compared to net income of Ps. 21,076,000 reported for the same period of 2001.

First Half Results

For the six months ended June 30, 2002, broadcasting revenue was Ps. 293,879,000, a 9.1% decrease as compared to Ps. 323,164,000 reported for the same period of 2001. This decrease is mainly attributable to lower advertising expenditures by Mexican radio advertisers during the first half of 2002 compared with the same period of 2001.

The Company's broadcasting expenses (excluding depreciation, amortization and corporate, general and administrative expenses) for the first half of 2002 were Ps. 245,619,000, a 10.9% increase compared to Ps. 221,426,000 reported for the same period of 2001. This increase is attributable to factors mentioned above in connection with second quarter results.

Broadcasting income (i.e., broadcasting revenue minus broadcasting expenses, excluding depreciation, amortization and corporate, general and administrative expenses) for the first half of 2002 was Ps. 48,260,000, a decrease of 52.6% compared to Ps. 101,738,000 reported for the same period of 2001, resulting from both the decrease in broadcasting revenue and the increase in broadcasting expenses.

Depreciation and amortization for the first half of 2002 was Ps. 46,477,000, a slight decrease as compared to Ps. 47,102,000 reported for the same period of 2001.

The Company's corporate, general and administrative expenses for the first half of 2002 were Ps. 22,228,000, an increase of 0.5% as compared to Ps. 22,126,000 reported for the same period of 2001.

Primarily as a result of the decrease in broadcasting income, the Company reported an operating loss of Ps. 20,445,000 for the first half of 2002, as compared to operating income of Ps. 32,510,000 reported for the same period of 2001.

The Company's EBITDA (operating income before deducting depreciation and amortization) for the six months ended June 30, 2002 was Ps. 26,032,000, representing a decrease of 67.3% as compared to EBITDA of Ps. 79,613,000 reported for the same period of 2001. This decrease reflects the decrease in operating income during 2002 as compared to 2001.

The Company had comprehensive financing cost of Ps. 36,625,000 for the first half of 2002, as compared to comprehensive financing income of Ps. 9,407,000 for the same period of 2001. This increase is primarily attributable to a foreign exchange loss, net, of Ps. 31,788,000 for the first half of 2002 as compared to a foreign exchange gain, net, of Ps. 23,001,000 for the same period of 2001, which was due to the factors mentioned above with respect to the second quarter. This unfavorable variation was partially offset by a decrease in interest expense resulting from a reduction in the principal amount outstanding of the Company's bank loans as well as from a reduction in interest rates during 2002 compared with 2001.

Other expenses, net, for the first half of 2002 were Ps. 29,118,000, a 7.9% decrease as compared to Ps. 31,613,000 reported for the same period of 2001. This decrease is attributable to factors mentioned above in connection with the second quarter.

For the first half of 2002, the Company reported a loss before provisions for income tax and employees' profit sharing of Ps. 86,188,000, as compared to income before provisions for income tax and employees' profit sharing of Ps. 10,304,000 reported for the same period in 2001. As a result of the loss recorded for the first half of 2002, the Company made no provision for income tax and employees' profit sharing as compared to the Ps. 2,024,000 provision for the same period of 2001.

The Company had a net loss of Ps. 86,188,000 for the first half of 2002 as compared to net income of Ps. 8,280,000 for the first half of 2001.

Company Description:

Grupo Radio Centro owns and/or operates 14 radio stations, 12 of which are located in Mexico City. The Company's principal activities are the production and broadcasting of musical and entertainment programs, talk shows, news and special events programs. Revenue is primarily derived from the sale of commercial airtime. The Company also operates a radio network, Organización Impulsora de Radio, which acts as the national sales representative for, and provides programming to, Grupo Radio Centro-affiliated radio stations.

GRUPO RADIO CENTRO, S.A. DE C.V.
CONSOLIDATED UNAUDITED STATEMENTS OF INCOME
for the three-month and six-month periods ended June 30, 2002 and 2001 expressed in Mexican Pesos ("Ps.") with purchasing power as of June 30, 2002
(figures in thousands of Ps. and U.S. dollars ("U.S. $")[1], except per Share and per ADS amounts)

	2nd Quarter			First Half		
	2002		2001	2002		2001
	U.S.$ [1]	Ps.	Ps.	U.S.$ [1]	Ps.	Ps.
Broadcasting revenue [2]	17,624	176,240	173,621	29,388	293,879	323,164
Broadcasting expenses, excluding depreciation, amortization and corporate expenses	12,735	127,344	112,212	24,562	245,619	221,426
Broadcasting income	**4,889**	**48,896**	**61,409**	**4,826**	**48,260**	**101,738**
Depreciation and amortization	2,348	23,480	24,002	4,648	46,477	47,102
Corporate general and administrative expenses	1,169	11,688	11,126	2,223	22,228	22,126
Operating (loss) income	**1,372**	**13,728**	**26,281**	**(2,045)**	**(20,445)**	**32,510**
EBITDA	**3,720**	**37,208**	**50,283**	**2,603**	**26,032**	**79,612**
Comprehensive financing cost:						
Interest expense	(481)	(4,814)	(9,205)	(946)	(9,462)	(19,898)
Interest income [2]	69	686	328	77	770	2,275
Foreign exchange gain (loss), net	(3,602)	(36,023)	20,201	(3,179)	(31,788)	23,001
Gain on monetary position	78	784	1,577	386	3,855	4,029
	(3,936)	(39,367)	12,901	(3,662)	(36,625)	9,407
Other expenses, net	(1,465)	(14,652)	(16,082)	(2,912)	(29,118)	(31,613)
Income (loss) before the following provisions	**(4,029)**	**(40,291)**	**23,100**	**(8,619)**	**(86,188)**	**10,304**
Provisions for income tax & employees' profit sharing	0	0	2,024	0	0	2,024
Net (loss) income	**(4,029)**	**(40,291)**	**21,076**	**(8,619)**	**(86,188)**	**8,280**
Net (loss) income applicable to:						
Majority interest	(4,029)	(40,294)	21,104	(8,619)	(86,190)	8,272
Minority interest	0	3	(28)	0	2	8
	(4,029)	(40,291)	21,076	(8,619)	(86,188)	8,280
Net income for the LTM per Series A Share [3]				($0.047)	(0.471)	0.837
Net income for the LTM per ADS [3]				($0.424)	(4.239)	7.533
Weighted average common shares outstanding for the LTM (000's) [3]					163,819	165,570

[1] Peso amounts have been translated into U.S. dollars, solely for the convenience of the reader, at the rate of Ps. 9.9998 per U.S. dollar, the noon buying rate for Mexican pesos on June 30, 2002 (the last reported rate for the quarter ending June 30, 2002).

[2] Broadcasting revenue for a particular period includes (as a reclassification of interest income) interest earned on funds received by the Company pursuant to advance sales of commercial air time to the extent that the underlying funds were earned by the Company during the period in question. Advances from advertisers are recognized as broadcasting revenue only when the corresponding commercial air time has been transmitted. Interest earned and treated as broadcasting revenue for the second quarter of 2002 and 2001 was Ps. 303,000 and Ps. 1,674,000, respectively. Interest earned and treated as broadcasting revenue for the six months ended June 30, 2002 and 2001 was Ps. 465,000 and Ps. 2,856,000, respectively.

[3] Earnings per share calculations are made for the last twelve months as of the date of the income statement, as required by the Mexican Stock Exchange.

GRUPO RADIO CENTRO, S.A. DE C.V.
CONSOLIDATED UNAUDITED BALANCE SHEETS
as of June 30, 2002 and 2001
in Mexican Pesos ("Ps.") with purchasing power as of June 30, 2002
(figures in thousands of Ps. and U.S. dollars ("U.S. $") (1), except per Share and per ADS amounts)

	June 30		
	2002		2001
	U.S. $ (1)	Ps.	Ps.
ASSETS			
Current assets:			
Cash and temporary investments	5,931	59,308	24,197
Accounts receivable:			
Broadcasting	13,226	132,255	152,752
Other	641	6,409	8,782
Income tax recoverable	687	6,871	31,557
Value added tax recoverable	0	0	22,525
	14,554	145,535	215,616
Guarantee deposit	692	6,915	14,627
Prepaid expenses	1,710	17,103	19,554
Total current assets	**22,887**	**228,861**	**273,994**
Prepaid expenses	10,987	109,863	124,295
Property and equipment	48,160	481,600	493,444
Deferred charges	1,491	14,912	16,427
Guarantee deposit	1,095	10,949	23,417
Excess of cost over book value of subsidiaries	83,018	830,160	851,568
Other assets	405	4,051	4,115
Total assets	**168,043**	**1,680,396**	**1,787,260**
LIABILITIES			
Short-Term:			
Notes payable	17,800	177,997	155,293
Advances from customers	7,813	78,132	89,096
Other accounts payable and accrued expenses	9,214	92,140	53,747
Taxes payable	552	5,522	5,007
Total short-term liabilities	**35,379**	**353,791**	**303,143**
Long-Term:			
Deferred income tax	7,868	78,676	89,689
Notes payable	19,400	193,996	259,139
Estimate for seniority premiums	2,127	21,268	18,297
Total liabilities	**64,774**	**647,731**	**670,268**
STOCKHOLDERS' EQUITY:			
Capital stock	100,263	1,002,614	1,009,002
Retained earnings	7,482	74,817	153,662
Provision for repurchase of shares	3,558	35,571	33,809
Accumulated effect of deferred income tax	(8,469)	(84,686)	(83,801)
Deficit on restatement of capital	390	3,895	3,895
Minority interest	45	454	425
Total stockholders' equity	**103,269**	**1,032,665**	**1,116,992**
Total liabilities and stockholders' equity	**168,043**	**1,680,396**	**1,787,260**

(1) Peso amounts have been translated into U.S. dollars, solely for the convenience of the reader, at the rate of Ps. 9.9998 per U.S. dollar, the noon buying rate for Mexican pesos on June 30, 2002 (the last reported rate for the quarter ending June 30, 2002).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Radio Centro, S.A. de C.V.
(Registrant)

Date: July 22, 2002

By: ______________________
Name: Pedro Beltrán Nasr
Title: Chief Financial Officer